Exhibit 99.1
STEALTHGAS INC. ANNOUNCES DATE FOR THE RELEASE OF FOURTH
QUARTER AND FULL-YEAR 2010 OPERATING AND FINANCIAL
RESULTS, CONFERENCE CALL AND WEBCAST , TIME CHARTER
ARRANGEMENT FOR THE NEWBUILDING VESSEL ‘GAS ELIXIR’ AND
APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER
ATHENS, GREECE, February 15, 2011. STEALTHGAS INC. (NASDAQ:GASS) (the “Company”), a ship-owning company serving primarily the liquified petroleum gas (LPG) sector of the international shipping industry, announced today that it will release its fourth quarter and full year operating and financial results for the period ended December 31, 2010 on February 23, 2011 before the opening of the market in New York.
On February 23, 2011 at 11:00 am EST, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.
Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1888 935 4577 (US Toll Free Dial In) or 0800 028 1299 (UK Toll Free Dial In).
In case of any problems with the above numbers, please dial +1 212 444 0412 (US Toll Dial In), or +44 (0)20 7806 1953 (Standard International Dial In). Please quote “7676423”.
A telephonic replay of the conference call will be available until March 2, 2011 by dialing 1866 932 5017 (US Toll Free Dial In), 0800 358 7735 (UK Toll Free Dial In) or +44 (0)207 111 1244 (Standard International Dial In). Access Code: 7676423#
Slides and audio webcast:
There will also be a live-and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Charter Arrangement for first Newbuilding:
The Company announced that following its delivery from the yard at the end of February the Gas Elixir will commence a 22-month time charter to a Middle Eastern energy company.
Appointment of Chief Financial Officer:
The Company also announced that Mr. Konstantinos Sistovaris has been appointed as its new Chief Financial Officer.
Mr. Sistovaris (34) has 10 years of experience in banking and finance operations. Before joining the company, he worked in senior positions in the finance department of Stealth Maritime S.A. since 2004 and had also been involved in the Initial Public Offering of the Company. Prior to this Mr. Sistovaris worked in New York City in the finance department at Atlantic Bank of New York. Mr. Sistovaris holds an undergraduate degree in economics from Brown University, and an MSc in Law and Accounting from the London School of Economics.
Fleet Profile and Fleet Deployment:
The table below shows the Company’s fleet development and deployment as of today:

LPG Carrier Fleet

	Vessel
	Size	Vessel	Year	Delivered	Employment	Charter Expiration
Vessel	(cbm)	Type	Built	To GASS	Status	(1)
CURRENT FLEET
Gas Cathar	7,517	F.P.	2001	Oct-05	Time Charter	May-12
Gas Premiership	7,200	F.P.	2001	Mar-08	Time Charter	Mar-12
Gas Haralambos	7,000	F.P.	2007	Oct-07	Time Charter	Jun -13
Gas Marathon	6,572	F.P.	1995	Nov-05	Time Charter	Jun-11
Gas Chios	6,562	F.P.	1991	Oct-05	Time Charter	Apr-11
Gas Moxie	6,526	F.P.	1992	May-05	Time Charter	Mar-11
Gas Flawless	6,300	F.P.	2007	Feb-07	Time Charter	Mar-11
Gas Monarch	5,018	F.P.	1997	Dec-05	Spot	—
Lyne	5,014	F.P.	1996	May-06	Bareboat	May-11
Gas Emperor	5,013	F.P.	1995	Feb-05	Time Charter	Feb-11
Catterick	5,001	F.P.	1995	Nov-05	Time Charter	Jan-12
Sir Ivor	5,000	F.P.	2003	May-06	Bareboat	May-11
Gas Icon	5,000	F.P.	1994	Jun-07	Time Charter	Feb-11
Gas Kalogeros	5,000	F.P.	2007	Jul-07	Time Charter	Jun-11
Gas Defiance	5,000	F.P.	2008	July-08	Time Charter	Jan-13
Gas Shuriken	5,000	F.P.	2008	Oct-08	Time Charter	Oct-12
Gas Sincerity	4,123	F.P.	2000	Nov-05	Bareboat	Jun-14
Gas Spirit	4,112	F.P.	2001	Dec-05	Bareboat	Jan-16
Gas Zael	4,111	F.P.	2001	Dec-05	Bareboat	Jan-14
Gas Kaizen	4,109	S.R.	1991	Nov-04	Spot	—
Gas Shanghai	3,526	F.P.	1999	Dec-04	Time Charter	Jan-12
Gas Nemesis	3,518	F.P.	1996	May-07	Time Charter	Apr-11
Gas Evoluzione (2)	3,517	F.P.	1996	Jul-07	Time Charter	Aug -11
Gas Czar	3,510	F.P.	1995	Feb-06	Time Charter	Mar-11
Gas Astrid	3,500	F.P.	2009	Apr-09	Bareboat	Apr-14
Gas Legacy	3,500	F.P.	1998	Oct-05	Time Charter	Oct-11
Gas Sikousis	3,500	F.P.	2006	Aug-07	Bareboat	May-16
Gas Exelero	3,500	F.P.	2009	June-09	Bareboat	Jun-14
Gas Arctic	3,434	S.R.	1992	Apr-05	Time Charter	Dec-11
Gas Ice	3,434	S.R.	1991	Apr-05	Spot	—
Chiltern	3,312	F.P.	1997	Jun-07	Bareboat	May-13
Gas Pasha	3,244	F.P.	1995	Jun-06	Time Charter	Sep-11
Gas Crystal	3,211	S.R.	1990	Nov-05	Spot	—
Gas Tiny	1,320	S.R.	1991	Oct-04	Spot	—
FLEET TOTAL: 34 VESSELS	155,204 cbm
Additional Vessels (with expected delivery date)
Gas Elixir	5,000	F.P.	2011	Feb-11	Time Charter	Dec-12
Gas Cerberus	5,000	F.P.	2011	Mar-11
Gas Myth	5,000	F.P.	2011	July-11
Gas Husky	7,500	F.P.	2011	Nov-11
Gas Esco	7,500	F.P.	2012	May-12
TOTAL LPG CARRIER FLEET: 39 VESSELS	185,204 cbm

Tanker Fleet

	Vessel
	Size	Vessel	Year	Delivered	Employment	Charter
Vessel	(dwt)	Type	Built	To GASS	Status	Expiration(1)
Navig8 Fidelity	47,000	MR Product Tanker	2008	Jan-08	Bareboat	Jan-15
Navig8 Faith	47,000	MR Product Tanker	2008	Feb-08	Bareboat	Feb-15
Alpine Endurance	46,000	MR Product Tanker	2009	Jul-09	Bareboat	Jul-12
Spike	115,804	Aframax Oil Tanker	2010	Jul-10	Bareboat	Jul-15
TOTAL TANKER FLEET: 4 VESSELS	255,804 dwt

•	F.P.: Fully-Pressurized

•	S.R.: Semi-Refrigerated

•	M.R.: Medium Range

(1)	Earliest date charters could expire.

(2)	Gas Evoluzione is deployed from November 2010 under a time charter until August 2011. The Charterer has an option declarable in April 2011 to extend the charter for a further three months.
About STEALTHGAS INC.
Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company primarily serving the liquified petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 34 LPG carriers with a total capacity of 155,204 cubic meters (cbm), three M.R. product tankers and one Aframax oil tanker. The company has also entered into agreements to acquire five new building LPG carriers with expected delivery from February 2011 through May 2012. Once these acquisitions are completed, STEALTHGAS INC ‘s fleet will be composed of 39 LPG carriers with a total capacity of 185,204 cubic meters (cbm), three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). STEALTHGAS INC ‘s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS”.
Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry dockings, changes in STEALTHGAS INC’s operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.
Visit our website at www.stealthgas.com
Company Contact:
Konstantinos Sistovaris
Chief Financial Officer
STEALTHGAS INC.
011-30-210-6250-001
E-mail: sistovaris@stealthgas.com

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